Exhibit 4.1

EXECUTION VERSION

WARRANT TERMINATION AGREEMENT

THIS WARRANT TERMINATION AGREEMENT, dated as of January 18, 2018 (this “Agreement”), is by and among Five Oaks Investment Corp, a Maryland Corporation (“Five Oaks”), and XL Investments Ltd, a Bermuda limited liability company (“Holder”).

RECITALS

WHEREAS, on September 29, 2012, Five Oaks and Holder entered into that certain Warrant to Purchase shares of common stock of Five Oaks (the “Common Stock”) which was subsequently amended and restated on August 18, 2014 (as amended and restated, the “Warrant Purchase Agreement”);

WHEREAS, pursuant to the terms of the Warrant Purchase Agreement, Five Oaks issued to Holder warrants to purchase up to 3,125,000 shares of Common Stock at a per share exercise price of $15.75;

WHEREAS, following Five Oaks’ issuance of additional stock pursuant to the deficiency dividend paid on December 27, 2016, the aggregate number of shares of Common Stock which Holder is entitled to purchase pursuant to the Warrant Purchase Agreement was adjusted such that Holder now holds warrants to purchase up to 3,753,492 shares of Common Stock at a per share exercise price of $13.11 (the “Warrants”); and

WHEREAS, in order to facilitate a series of transactions involving Five Oaks, Holder, Oak Circle Capital Partners LLC and affiliates of Hunt Companies, Inc. being entered into and consummated on the date hereof, Five Oaks and Holder have agreed to irrevocably terminate the Warrant Purchase Agreement and the Warrants.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.           Representations and Warranties.

(a)         Five Oaks represents and warrants to Holder that:

(i)          Five Oaks has full corporate power and authority to execute and deliver this Agreement;

(ii)         the execution, delivery and performance of this Agreement by Five Oaks, has been duly and validly authorized by all necessary corporate action on the part of Five Oaks, and no other corporate action on the part of Five Oaks, its board of directors or its equity holders is necessary to authorize the execution, delivery and performance by Five Oaks of this Agreement; and

(iii)        this Agreement has been duly executed and delivered by Five Oaks and, assuming the due execution and delivery by Holder, constitutes the legal, valid and binding obligation of Five Oaks, enforceable against Five Oaks in accordance with its terms.

(b)         Holder represents and warrants to Five Oaks that:

(i)          Holder has full corporate power and authority to execute and deliver this Agreement;

(ii)         the execution, delivery and performance of this Agreement by Holder, has been duly and validly authorized by all necessary corporate action on the part of Holder, and no other corporate action on the part of Holder, its board of directors or its equity holders is necessary to authorize the execution, delivery and performance by Holder of this Agreement;

(iii)        this Agreement has been duly executed and delivered by Holder and, assuming the due execution and delivery by Five Oaks, constitutes the legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms; and

(iv)        Holder is the sole owner and beneficiary of the Warrants and Warrant Purchase Agreement and Holder has not transferred, sold or otherwise assigned any of the Warrants or rights of Holder under the Warrant Purchase Agreement.

2.           Termination of Warrant Purchase Agreement and Warrants. In accordance with Section 17 of the Warrant Purchase Agreement, Five Oaks and Holder hereby agree that upon the execution of this Agreement, the Warrant Purchase Agreement, the Warrants and any and all rights thereunder or with respect to thereto are, in each case, cancelled, terminated and declared null and void and shall be of no further force or effect.

3.           Delivery of Warrants. Holder agrees that it is delivering the Warrants to Five Oaks concurrently herewith to be held for cancellation, or in the event that the Warrants have been lost, stolen or destroyed, an affidavit of loss related to the Warrants.

4.           Cancellation of Warrants. Concurrently with the execution of this Agreement, Five Oaks shall irrevocably instruct its transfer agent, American Stock Transfer and Trust Company, that all Warrants have been terminated and to remove the Warrants from the books maintained by the transfer agent for Five Oaks.

5.           Miscellaneous.

(a)          Governing Law. This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in, or in connection with, this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York.

(b)          Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

(c)          Entire Agreement. This Agreement and the Warrant Purchase Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

(SIGNATURE PAGE FOLLOWS)

EXECUTION VERSION

IN WITNESS WHEREOF, this Warrant Termination Agreement has been duly executed by the parties set forth below as of the date first written above.

FIVE OAKS INVESTMENT CORP.

By:	/s/ David Carroll
Name: David Carroll
Title: Chief Executive Officer

XL INVESTMENTS LTD

By:	/s/ Mary A. Heyward
Name: Senior Vice President
Title: Mary A. Heyward

Signature Page to Warrant Termination Agreement